August 27, 2019

John Quandahl
Chief Executive Officer
Western Capital Resources, Inc.
11550 I Street, Suite 150
Omaha, NE 68137

       Re: Western Capital Resources, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed April 1, 2019
           File No. 0-52015

Dear Mr. Quandahl:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Consumer
Products